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                     January 31, 2024

       Robert Reilly
       Chief Financial Officer
       PNC Financial Services Group, Inc.
       The Tower at PNC Plaza, 300 Fifth Avenue
       Pittsburgh, Pennsylvania 15222-2401

                                                        Re: PNC Financial
Services Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-09718

       Dear Robert Reilly:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance